November 3, 2022

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kayla Roberts and Arthur Sandel – Structured Finance

Re:	Kansas Gas Service Securitization I, L.L.C.
Kansas Gas Service, a division of ONE Gas, Inc.
Registration Statement on Form SF-1
Filed September 8, 2022
File No.s 333-267322 and 333-267322-01

Dear Ms. Roberts and Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Kansas Gas Service, a division of ONE Gas, Inc. and Kansas Gas Service Securitization I, L.L.C. that the effective date of the Registration Statement be accelerated so that the same will become effective on November 7, 2022 at 9:00 a.m. E.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: October 26, 2022

(ii)	Anticipated dates of distribution: November 3, 2022 – November 10, 2022

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

J.P. MORGAN SECURITIES LLC

By:	/s/ Mark Gilmore
Name:	Mark Gilmore
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Keith Helwig
Name:	Keith Helwig
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request